SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 2)

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J 10 8

(CUSIP Number of Class of Securities)

Richard K. Williams

President, Chief Executive Officer and Chief Technical Officer

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark L. Reinstra, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Advanced Analogic Technologies Incorporated, a Delaware corporation (“AATI”), relating to the tender offer by PowerCo Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Skyworks with the Securities and Exchange Commission (the “SEC”) on December 9, 2011, and pursuant to which Offeror is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of AATI (the “Shares” or the “Common Stock”) at a price of $5.80 per Share, net to the seller in cash, without interest, and subject to any required withholdings of taxes (such amount per share or any greater amount paid pursuant to the offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2011 (as the same may further be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Table of Contents

The Table of Contents is amended to include references to the following new annexes:

Annex II – Summary of May 26, 2011 Opinion of Needham & Company, LLC

Annex III – Text of May 26, 2011 Opinion of Needham & Company, LLC

Annex IV – Financial Information Included with AATI’s November 9, 2011 Earnings Announcement

Item 4.	The Solicitation or Recommendation

Item 4(c) is amended by amending and restating the paragraph under the heading “Fairness of Merger Consideration” on page 26, as follows:

“Fairness of Merger Consideration. Given the pace of developments and the dynamic nature of the arbitration proceedings, the AATI Board determined that it could not delay the settlement of the arbitration in order to obtain an opinion from, or the advice of, Needham & Company, AATI’s financial advisor, with respect to the revised consideration. The AATI Board also considered that a fairness opinion would be of, at most, limited utility, given that the decision on settlement primarily involved an analysis of legal and business risks that are not within the expertise of financial advisors and not within the scope of fairness opinion analysis. The AATI Board considered the fact that it had obtained financial analysis by Needham & Company with respect to the original proposed consideration and an opinion of Needham & Company, dated May 26, 2011, to the effect that, as of that date, and based upon and subject to the assumptions and other matters set forth in its opinion, the original consideration to be received by holders of AATI common stock pursuant to the Original Merger Agreement of $6.13 per share in a mix of cash and Skyworks stock was fair, from a financial point of view, to such holders. A summary of this opinion is attached hereto as Annex II, and a full copy of the text of this opinion is attached hereto as Annex III. The AATI Board considered the uncertainty of the pending arbitration with Skyworks, and determined, in its business judgment, that the less than 6% reduction in the value of the merger consideration to $5.80 per share of AATI common stock in cash remained fair, from a financial point of view, to the AATI stockholders. In particular, the AATI Board determined that the elimination of the possibility of a negative outcome in the arbitration proceeding, significant likely reduction in the time until closing in a transaction structured as an all-cash tender offer as compared to a transaction structured as a one-step mixed cash-stock merger and the timing and market associated with a mixed cash-stock merger and a stock registration statement filed with the SEC, and the fixed value of the all-cash consideration weighed in favor of approving the Merger Agreement.”

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used

Item 5 is amended by amending and restating the second paragraph of such Item on page 29, as follows:

“AATI retained Needham & Company to act as financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by those holders pursuant to the Original Merger Agreement. On May 26, 2011, Needham & Company provided the AATI Board with an opinion with respect to the original merger consideration of $6.13 per Share. A summary of this opinion is attached hereto as Annex II, and a full copy of the text of this opinion is attached hereto as Annex III. However, for the reasons identified in Item 4(c) “—Fairness of Merger Consideration” above, the AATI Board did not request an opinion from, or the advice of, Needham & Company with respect to the revised price of $5.80 per Share in cash.”

Item 8.	Additional Information

Item 8 is amended by adding the following new section immediately following the section titled “Litigation Related to the Merger” on page 35:

“Third Quarter 2011 Financial Results. AATI disclosed its financial results for the quarterly period ending September 30, 2011 in a press release dated November 9, 2011, which also was included in AATI’s Current Report on Form 8-K filed on November 9, 2011. These financial results are presented in Annex IV attached hereto. AATI does not expect any material changes to the previously published financial results.

The failure of AATI to file a periodic report on Form 10-Q for the quarterly period ending September 30, 2011 is related to an internal investigation of accounting practices by the Audit Committee of AATI’s Board. In the arbitration proceeding with Skyworks in the Delaware Court of Chancery, Skyworks alleged that AATI had inappropriately recognized certain revenue that AATI reported for the three months ended June 30, 2011. As a result, the Audit Committee determined that it would conduct an internal investigation of the alleged practices. The arbitration proceeding was settled and dismissed with prejudice on November 30, 2011 upon mutual request of AATI and Skyworks. The Audit Committee, in consultation with independent outside legal counsel, has completed an internal investigation of these allegations, has found no improper conduct by AATI’s officers, and has concluded that AATI’s accounting practices with respect to revenue recognition for the three months ended June 30, 2011 were appropriate in all respects.

As a result of the conclusion of the above-described internal investigation, AATI anticipates filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 as soon as practicable. The Audit Committee had determined it was necessary to delay the Form 10-Q filing until the above-described internal investigation was concluded.”

Annexes

The Schedule 14D-9 is amended to include the following new annexes immediately following Annex I:

Annex II – Summary of May 26, 2011 Opinion of Needham & Company, LLC

Annex III – Text of May 26, 2011 Opinion of Needham & Company, LLC

Annex IV – Financial Information Included with AATI’s November 9, 2011 Earnings Announcement

Full copies of these new annexes are attached to this Amendment No. 2 immediately following the signature page hereto.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

Date: January 3, 2012	By:	/S/ RICHARD K. WILLIAMS
Richard K. Williams
President, Chief Executive Officer and
Chief Technical Officer

Annex II

Summary of May 26, 2011 Opinion of Needham & Company, LLC

Cautionary Note: AATI retained Needham & Company to act as financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of AATI common stock of the consideration to be received by those holders pursuant to the Original Merger Agreement. However, for the reasons identified in Item 4(c) of the Schedule 14D-9 “—Fairness of Merger Consideration,” the AATI Board did not request an opinion from, or the advice of, Needham & Company with respect to the revised price of $5.80 per Share in cash. The AATI Board, in determining to enter into the Amended Merger Agreement, considered the fact that it had obtained financial analysis by Needham & Company with respect to the original proposed consideration and that it had obtained an opinion of Needham & Company dated May 26, 2011, to the effect that, as of May 26, 2011, and based upon and subject to the assumptions and other matters set forth in its opinion, the original consideration to be received by holders of AATI common stock pursuant to the Original Merger Agreement of $6.13 per share in a mix of cash and Skyworks stock was fair, from a financial point of view, to such holders. We therefore include below the summary of the May 26, 2011 opinion, substantially as it was originally published in Skyworks’ Registration Statement on Form S-4, filed on June 17, 2011. In reading the information below, investors should consider that, for the reasons discussed in Item 4(c) of the Schedule 14D-9 “— Fairness of Merger Consideration,” we did not seek, and Needham & Company did not render, any opinion with respect to the consideration payable pursuant to the Offer and the Amended Merger Agreement, and that a number of changes have occurred since the May 26, 2011 opinion of Needham & Company, including the form and amount of consideration to be paid to AATI stockholders in the transaction, the circumstances surrounding the transaction, U.S. and global business, economic and market conditions, and other matters referred to below.

On May 26, 2011, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the AATI Board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the consideration to be received by the holders of AATI common stock pursuant to the Original Merger Agreement was fair to those holders from a financial point of view. Needham & Company provided its opinion for the information and assistance of the AATI Board in connection with and for the purpose of the AATI Board’s evaluation of the transactions contemplated by the Original Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of AATI common stock of the consideration reflected in the Original Merger Agreement, which was determined through arm’s length negotiations between AATI and Skyworks and not by Needham & Company. While Needham & Company provided independent financial advice to the AATI Board during the course of negotiations between AATI and Skyworks relating to the Original Merger Agreement, the decision to approve and recommend the Merger was made independently by the AATI Board. Needham & Company’s opinion does not address any other aspect of the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of AATI as to how that stockholder should vote or act on any matter relating to the Merger.

The complete text of Needham & Company’s opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex III to this Schedule 14D-9. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. AATI stockholders should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed the execution copy of the Original Merger Agreement;

•

reviewed certain publicly available information concerning Skyworks and AATI and certain other relevant financial and operating data of Skyworks and AATI furnished to Needham & Company by Skyworks and AATI;

•	reviewed the historical stock prices and trading volumes of Skyworks common stock and AATI common stock;

•

held discussions with members of management of Skyworks and AATI concerning the current operations of and future business prospects for Skyworks and AATI and joint prospects for the combined companies;

•	reviewed certain financial forecasts with respect to AATI prepared by management of AATI and held discussions with members of such management concerning those forecasts;

•	reviewed certain research analyst projections with respect to Skyworks and held discussions with members of Skyworks management concerning those projections;

•

compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for Skyworks and AATI;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Original Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the merger contemplated by the Original Merger Agreement will be consummated on the terms and subject to the conditions set forth in the execution copy of the Original Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for such merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Skyworks, AATI or the contemplated benefits of such merger. In addition, Needham & Company assumed that the financial forecasts for AATI provided to Needham & Company by AATI management were reasonably prepared on bases reflecting the best currently available estimates and judgments of management, at the time of preparation, of the future operating and financial performance of AATI, and that the research analyst projections for Skyworks represented reasonable estimates as to the future financial performance of Skyworks. Needham & Company expressed no opinion with respect to any of those forecasts, projections or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Skyworks or AATI nor did Needham & Company evaluate the solvency or fair value of Skyworks or AATI under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of AATI common stock of the consideration to be received by those holders pursuant to the Original Merger Agreement and Needham & Company expressed no opinion as to the fairness of the merger contemplated by the Original Merger Agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of AATI, or as to AATI’s underlying business decision to engage in such merger or the relative merits of such merger as compared to other business strategies that might be available to AATI. Needham & Company was not requested to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of AATI or any alternative transaction. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Merger, or any class of those persons, relative to the consideration to be received by the holders of AATI common stock pursuant to the Original Merger Agreement or with respect to the fairness of any such compensation. Needham & Company did not express any opinion as to what the value of Skyworks common stock will be when issued pursuant to the merger contemplated by the Original Merger Agreement or the prices at which Skyworks common stock or AATI common stock will actually trade at any time.

AATI imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to May 26, 2011, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis. Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for AATI to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because they have lines of businesses that may be considered similar to AATI’s lines of business. These companies, referred to as the selected companies, consisted of the following:

Cirrus Logic, Inc.

Micrel, Incorporated

Monolithic Power Systems, Inc.

O2Micro International Limited

Power Integrations, Inc.

Semtech Corporation

Supertex, Inc.

Volterra Semiconductor Corporation

The following table sets forth information concerning the following multiples for the selected companies and for AATI:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2011 revenues;

•	enterprise value as a multiple of projected calendar year 2012 revenues;

•	enterprise value as a multiple of projected calendar year 2011 earnings before interest, taxes, depreciation, amortization, and stock compensation expense, or adjusted EBITDA;

•	enterprise value as a multiple of projected calendar year 2012 adjusted EBITDA;

•	price as a multiple of projected calendar year 2011 earnings per share, or EPS;

•	price as a multiple of projected calendar year 2012 EPS; and

•	price as a multiple of book value.

Needham & Company also reviewed, for the selected companies, enterprise value as a multiple of LTM adjusted EBITDA and price as a multiple of LTM EPS, but determined that the results were not meaningful because of AATI’s negative LTM adjusted EBITDA and EPS.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on May 25, 2011 and for AATI based on a total merger consideration value of $6.13 per share contemplated by the Original Merger Agreement.

	Selected Companies				AATI Implied by Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	3.6x	0.9x	2.3x	2.2x	2.3x
Enterprise value to projected calendar year 2011 revenues	3.4x	0.9x	2.3x	2.2x	1.9x
Enterprise value to projected calendar year 2012 revenues	2.8x	0.8x	2.0x	1.9x	1.6x
Enterprise value to projected calendar year 2011 adjusted EBITDA	15.5x	4.9x	10.7x	10.9x	38.0x
Enterprise value to projected calendar year 2012 adjusted EBITDA	14.6x	4.1x	9.1x	9.2x	14.2x
Price to projected calendar year 2011 EPS	25.9x	13.5x	18.2x	18.2x	96.6x
Price to projected calendar year 2012 EPS	18.2x	10.6x	13.9x	13.9x	24.3x
Price to book value	4.8x	1.3x	2.7x	2.7x	2.5x

Premiums Paid Analysis. Needham & Company analyzed publicly available financial information for 37 merger and acquisition transactions, which represent transactions announced and closed between January 1, 2009 and May 25, 2011 that involved equity values below $1 billion and acquired companies that were publicly-traded technology companies. Of these transactions, three involved all stock consideration, seven involved a combination of cash and stock consideration, and 27 involved all cash consideration. In reviewing these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one day, seven days, 30 days and 60 days prior to the announcement of the transaction.

Needham & Company calculated premiums for AATI based on a total merger consideration value of $6.13 per share contemplated by the Original Merger Agreement. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premiums implied by the Merger, as contemplated by the Original Merger Agreement.

		Announced Premium Paid
		1 Day	7 Day	30 Day	60 Day
Selected Transactions:
All Stock	Mean	68%	67%	63%	60%
	Median	67%	60%	41%	50%
Stock/Cash	Mean	38%	43%	40%	54%
	Median	41%	39%	36%	34%
All Cash	Mean	33%	36%	46%	51%
	Median	28%	33%	43%	40%
Overall	Mean	37%	40%	46%	52%
	Median	33%	38%	41%	40%

Skyworks/AATI Merger		60%	61%	46%	63%

Selected Transactions Analysis. Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions announced and closed between January 1, 2007 and May 25, 2011 that involved target companies that were analog semiconductor companies with announced transaction values of less than $1 billion:

Acquirer	Target
ON Semiconductor Corporation	SANYO Semiconductor Co., Ltd.
Microsemi Corporation	White Electronic Designs Corporation
ON Semiconductor Corporation	California Micro Devices Corporation
ON Semiconductor Corporation	PulseCore Holdings (Cayman) Inc.
ON Semiconductor Corporation	Catalyst Semiconductor, Inc.
Silicon Laboratories Inc.	Integration Associates Incorporated
ON Semiconductor Corporation	AMIS Holdings, Inc.
ON Semiconductor Corporation	Analog Devices, Inc. (CPU voltage/PC thermal assets)
Exar Corporation	Sipex Corporation
Cirrus Logic, Inc.	Apex Microtechnology Corporation

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for AATI implied by the Original Merger Agreement, enterprise value as a multiple of LTM revenues.

Needham & Company also reviewed, for the selected transactions, enterprise value as a multiple of LTM EBIT and adjusted EBITDA and transaction value as a multiple of LTM net income, but determined that the results were not meaningful because of AATI’s negative LTM EBIT, adjusted EBITDA and net income.

Needham & Company calculated multiples for AATI based on a total merger consideration value of $6.13 per share contemplated by the Original Merger Agreement.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger, as contemplated by the Original Merger Agreement.

	Selected Transactions				AATI Implied by
	High	Low	Mean	Median
Enterprise value to LTM revenues	2.8x	0.4x	1.8x	1.7x	2.3x

Contribution Analysis. Needham & Company reviewed and analyzed the implied percentage contribution of each of Skyworks and AATI to pro forma combined operating results for the last reported 12 months, and pro forma projected calendar year 2011 and calendar year 2012 combined operating results. In calculating the pro forma projected combined operating results, Needham & Company used estimates provided by AATI management and consensus research analyst projections for Skyworks. Needham & Company reviewed, among other things, the implied percentage contributions to pro forma combined revenues, gross profit, adjusted EBITDA and EBIT. The following tables present the results of this analysis and the estimated pro forma enterprise value contributions of Skyworks and AATI, based on a total merger consideration value of $6.13 per share contemplated by the Original Merger Agreement. In calculating pro forma enterprise value contributions, Needham & Company assumed that outstanding options to purchase AATI common stock would remain outstanding and used the treasury stock method to calculate the number of pro forma shares of Skyworks common stock outstanding.

	Implied Actual/Estimated Percentage Contribution
	Skyworks	AATI
Pro forma combined revenues
LTM	93.1%	6.9%
2011E	92.9%	7.1%
2012E	92.8%	7.2%
Pro forma combined gross profit
LTM	93.1%	6.9%
2011E	92.9%	7.1%
2012E	92.5%	7.5%
Pro forma combined adjusted EBITDA
LTM	101.8%	(1.8)%
2011E	98.8%	1.2%
2012E	97.3%	2.7%
Pro forma combined EBIT
LTM	102.7%	(2.7)%
2011E	99.1%	0.9%
2012E	97.4%	2.6%

	Estimated Pro Forma Percentage Contribution
	Skyworks	AATI
Pro forma enterprise value contribution	96%	4%

The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

No company, transaction or business used in the “Selected Companies Analysis,” “Premiums Paid Analysis” or “Selected Transactions Analysis” as a comparison is identical to Skyworks, AATI or the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Skyworks’ or AATI’s control. Any estimates contained in or underlying these analyses, including estimates of AATI’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by AATI’s board of directors in their evaluation of the Merger and should not be viewed as determinative of the views of AATI’s board of directors or management with respect to the consideration or the Merger.

Under the terms of its engagement letter with Needham & Company, AATI has paid or agreed to pay Needham & Company a retainer fee and a fee for rendering the Needham & Company opinion aggregating $1,050,000. If the Merger is consummated, AATI has agreed to pay Needham & Company an additional fee of 1.0% of the aggregate purchase price paid in the Merger, against which the retainer fee and the fee for rendering the

Needham & Company opinion would be credited. In addition, AATI has agreed to reimburse Needham & Company for its out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the AATI board of directors to act as its financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with AATI and its industry generally. Needham & Company has not had any other investment banking relationship with Skyworks or AATI during the past two years for which it received compensation. Needham & Company may in the future provide investment banking and financial advisory services to Skyworks, AATI or their respective affiliates unrelated to the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of Skyworks and AATI for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

Annex III

Text of May 26, 2011 Opinion of Needham & Company, LLC

Cautionary Note: Included below is the text of the written opinion of Needham & Company, dated May 26, 2011, to the AATI Board that, as of that date and based upon and subject to the assumptions and other matters described therein, the consideration to be received by the holders of AATI common stock pursuant to the Original Merger Agreement was fair to those holders from a financial point of view. The opinion was not revised or updated with respect to the Amended Merger Agreement and, therefore, related only to the consideration to be received pursuant to the Original Merger Agreement, a transaction in which the amount and form of consideration were different. In addition, the facts and circumstances surrounding the transaction and the U.S. and global business, economic and market conditions have also changed significantly. The text of the written opinion is included only because it was one of the factors that the AATI Board considered in determining to enter into the Amended Merger Agreement. The Needham & Company opinion does not constitute a recommendation to any stockholder of AATI as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

May 26, 2011

Board of Directors

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, CA 95054

Gentlemen:

We understand that Skyworks Solutions, Inc. (“Parent”), Advanced Analogic Technologies Incorporated (the “Company”), and PowerCo Acquisition Corp., a wholly-owned subsidiary of Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company and the Company will continue as a wholly-owned subsidiary of Parent (the “Merger”). The terms and conditions of the Merger will be set forth more fully in the Merger Agreement.

Pursuant to the proposed Merger Agreement, we understand that, at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of common stock, $0.001 par value per share, of the Company (“Company Common Stock”) (other than shares owned by Parent, the Company or any wholly owned subsidiary of Parent or the Company, and other than dissenting shares) will be converted into the right to receive $3.68 in cash (as the same may be adjusted in accordance with the Merger Agreement, the “Cash Amount”) and 0.08725 of a share of common stock, $0.25 par value per share, of Parent (“Parent Common Stock”) (the “Stock Amount” and, together with the Cash Amount, the “Consideration”); provided, however, that if the product of the Stock Amount and the average last reported sale price of Parent Common Stock on the five full trading days ending on the trading day immediately prior to the date on which the Effective Time occurs (such average, the “Average Price,” and such product, the “Closing Value”) is less than $2.45, then the Cash Amount shall be increased by the difference between the $2.45 and the Closing Value and if the Closing Value is more than $2.45, then the Cash Amount shall be reduced by the difference between the Closing Value and $2.45 (but in no event shall the Cash Amount be less than $0.00); and provided, further, that if the Average Price is less than $21.00, then Parent shall have the right to pay the entire Consideration in cash, and in such case the Cash Amount will be $6.13 and the Stock Amount will be zero.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed the execution copy of the Merger Agreement; (ii) reviewed certain publicly available information concerning Parent and the Company and certain other relevant financial and operating data of Parent and the Company furnished to us by Parent and the Company; (iii) reviewed the historical stock prices and trading volumes of Parent Common Stock and Company Common Stock; (iv) held discussions with members of management of Parent and the Company concerning the current operations of and future business prospects for Parent and the Company and joint prospects for the combined companies; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) reviewed certain research analyst projections with respect to Parent and held discussions with members of the management of Parent concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for Parent and the Company; (viii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Merger will be consummated upon the terms and subject to the conditions set forth in the execution copy of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, the Company or the contemplated benefits of the Merger. With respect to the financial forecasts for the Company provided to us by management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. With respect to the research analyst projections for Parent, we have assumed, with your consent and based upon discussions with management of Parent, that such projections represent reasonable estimates as to the future financial performance of Parent. We express no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Parent or the Company nor have we evaluated the solvency or fair value of Parent or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Consideration to be received pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the proposed Merger.

We are not expressing any opinion as to the value of Parent Common Stock if and when issued pursuant to the Merger or the prices at which Parent Common Stock or Company Common Stock will actually trade at any time.

We have been engaged by the Company as financial advisor in connection with the Merger and to render this opinion and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent on the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our out-of-pocket expenses. We have not in the past two years provided investment banking or financial advisory services to the Company unrelated to the proposed Merger and have not in the past two years provided investment banking or financial advisory services to Parent. We may in the future provide investment banking and financial advisory services to Parent, the Company and their respective affiliates unrelated to the proposed Merger, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of Parent and the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger provided that this letter is quoted in full in such registration statement or proxy statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

NEEDHAM & COMPANY, LLC

Annex IV

Financial Information Included with AATI’s November 9, 2011 Earnings Announcement

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands)

	Sep. 30, 2011	Dec. 31, 2010 (*)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$55,283	$37,158
Short-term investments	28,989	50,245

Total cash, cash equivalents and short term investments	84,272	87,403
Accounts receivable, net of allowances	15,284	13,629
Inventories	12,542	11,390
Prepaid expenses and other current assets	2,093	1,803

Total current assets	114,191	114,225
Property and equipment, net	4,578	5,061
Other assets	2,148	3,182
Deferred income taxes	202	188
Intangible assets, net	—	50
Goodwill	16,116	16,116

TOTAL ASSETS	$137,235	$138,822

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$12,131	$9,315
Accrued liabilities	4,570	4,481
Income tax payable	74	146

Total current liabilities	16,775	13,942
Long-term income tax payable	2,471	2,221
Other long-term liabilities	298	297

Total liabilities	19,544	16,460

Total stockholders’ equity	117,691	122,362

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$137,235	$138,822

*	Amounts as of December 31, 2010 were derived from the December 31, 2010 audited consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended			Nine Months Ended
	Sep. 30, 2011	Sep. 30, 2010	Jun. 30, 2011	Sep. 30, 2011	Sep. 30, 2010
NET REVENUE	$22,145	$24,982	$24,050	$66,681	$70,046
Cost of revenue	12,711	14,111	13,255	37,689	38,035

GROSS PROFIT	9,434	10,871	10,795	28,992	32,011

OPERATING EXPENSES:
Research and development	6,003	8,679	6,588	19,059	23,617
Sales, general and administrative	6,236	6,546	7,072	20,912	18,816
Patent litigation	—	41	5	2,188	1,370

Total operating expenses	12,239	15,266	13,665	42,159	43,803

LOSS FROM OPERATIONS	(2,805)	(4,395)	(2,870)	(13,167)	(11,792)

INTEREST AND OTHER INCOME (EXPENSE), NET	(787)	(12)	(7)	(825)	72

LOSS BEFORE INCOME TAXES	(3,592)	(4,407)	(2,877)	(13,992)	(11,720)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	86	(3,114)	175	432	(2,312)

NET LOSS	$(3,678)	$(1,293)	$(3,052)	$(14,424)	$(9,408)

NET LOSS PER SHARE:
Basic	$(0.08)	$(0.03)	$(0.07)	$(0.33)	$(0.22)

Diluted	$(0.08)	$(0.03)	$(0.07)	$(0.33)	$(0.22)

WEIGHTED AVERAGE SHARES USED IN NET LOSS PER SHARE CALCULATION:
Basic	44,163	42,156	43,229	43,309	42,665

Diluted	44,163	42,156	43,229	43,309	42,665

Note: Stock-based compensation recorded in each expense classification above is as follows:

Cost of revenue	$37	$120	$65	$156	$257
Research and development	434	832	475	1,374	1,969
Sales, general and administrative	606	825	489	2,545	2,125

	$1,077	$1,777	$1,029	$4,075	$4,351

Financial Summary (Non-GAAP)

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended
GAAP TO NON-GAAP RECONCILIATION	Sep. 30,	Sep. 30,	Jun. 30,
	2011	2010	2011
GROSS MARGIN:

GAAP GROSS MARGIN	$9,434	$10,871	$10,795
GAAP GROSS MARGIN %	42.6%	43.5%	44.9%
Stock-based compensation	37	120	65
Restructuring and other severance expenses	—	49	—
NON-GAAP GROSS MARGIN	9,471	11,040	10,860
NON-GAAP GROSS MARGIN %	42.8%	44.2%	45.2%

NET INCOME (LOSS):

NET LOSS ON GAAP BASIS:	$(3,678)	$(1,293)	$(3,052)
Stock-based compensation	1,077	1,777	1,029
Acquisition-related charges	1,412	—	2,033
Impairment of non-marketable securities	833	—	—
Reserve release due to settlement of an IRS audit	—	(3,407)	—
Restructuring and other severance expenses	—	532	—

Total adjustments	3,322	(1,098)	3,062

NET INCOME (LOSS) ON NON-GAAP BASIS:	$(356)	$(2,391)	$10

EPS:

GAAP EPS, DILUTED	$(0.08)	$(0.03)	$(0.07)
NON-GAAP EPS, DILUTED	$(0.01)	$(0.06)	$0.00

Weighted average shares used to calculate Non-GAAP diluted EPS:	44,163	42,156	45,036